The Case for an Improved Board at Adverum

April 22, 2021

www.SaveAdverum.com

SAVE ADVERUM



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE SONIC FUND II, L.P. ("SONIC" OR "WE"), THE PROPOSED DIRECTOR NOMINEES AND THE OTHER PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF ADVERUM BIOTECHNOLOGIES, INC ("ADVERUM" OR THE "ISSUER") FOR THE ELECTION OF DIRECTORS OF THE ISSUER, WITH RESPECT TO FUTURE EVENTS. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

SONIC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

SONIC SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH SONIC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER MATERIALLY. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SONIC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SONIC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Table of Contents

SAVE ADVERUM

I. Introduction & Executive Summary



SAVE ADVERUM

About Sonic

Sonic Fund II, L.P.

❑ Founded in 2004

❑ Long/Short equity hedge fund focused on long-term value creation

❑ Specialized and concentrated in biotechnology and specifically gene therapy

Lawrence Kam, General Partner

❑ Life Sciences educational background

❑ Portfolio Manager since 1999

❑ NOT an activist investor – has only engaged publicly with one company – Adverum

❑ NOT a nominee

2018
Year Sonic first invested in Adverum

6.8%
Ownership stake in Adverum

About Adverum & ADVM-022

Adverum Biotechnologies

❑ A clinical-stage gene therapy company targeting unmet medical needs in serious ocular and rare diseases

❑ The Company is currently advancing the clinical development of its novel gene therapy candidate, ADVM-022, as a one-time, intravitreal injection for the treatment of patients with wet age-related macular degeneration and diabetic macular edema

❑ A persistent inflammation issue has been identified in ADVM-022 trials – which is common with gene therapies – however, the Company has failed to adequately address this obstacle to approval

ADVM-022 IS A GAME CHANGING DRUG IN THE TREATMENT OF WET AMD AND WOULD SERVE CRITICAL PATIENT NEEDS… BUT THE INFLAMMATION ISSUE MUST BE OVERCOME

ADVERUM

ADVM
NASDAQ

~$873M
Market Cap[1]

1: As of market close on April 20, 2021.

There is a Huge Market for Treating Macular Degeneration

Adverum Corporate Presentation – April 2021

Anti-VEGF Opportunity

SoC for Leading Causes of Blindness

Growing Market

Societal Burden

~9 MILLION — Patients with wet AMD and DME treatable with anti-VEGF worldwide*

$11 BILLION — Global anti-VEGF revenues in 2020**

$139 BILLION — US annual economic burden of vision loss and eye disorders, including falls, cognitive decline and depression***

❑ As Adverum itself points out, there is a massive need for better treatments for wet AMD

❑ ADVM-022 represents a vast improvement over the current standard of care, which requires repeated shots in patients' eyes

❑ With ADVM-022, only one shot would be needed. Ever

❑ That is why it is so critical that Adverum take steps to address the inflammation issue

❑ These steps could include initiating experiments with monkeys, which could take a matter of months

❑ Such experiments are much more meaningful than continuing to focus on the potential for eye drops to solve the inflammation issue

An Instructive Comparison

Both KOD and ADVM are reporting good efficacy data but the inflammation issue is killing ADVM's stock



❑ It is clear that the Adverum product works better since most patients never need another injection into the eye

❑ The Kodiak product has longer treatment intervals than the current standard of care but is by no means curative. Kodiak has however demonstrated vastly better investor communication and smarter fundraising timing

❑ The true difference between Kodiak's success and Adverum's poor performance is that the market expects that the **Kodiak product will come to market and gain significant share**

❑ Whereas with Adverum, the expectation is that either it gets rejected by the FDA or gets accepted but will not be used widely by treating retinal physicians, who are concerned about the inflammation

❑ Sonic's nominees would bring the right scientific and business backgrounds to be able to provide the active, independent oversight needed to drive Adverum's success

Adverum vs. Kodiak Sciences



ADVERUM HAS A BETTER SOLUTION, YET ITS BUNGLED DEVELOPMENT PROCESS MAKES IT LESS VALUABLE THAN KODIAK

HISTORICAL ENGAGEMENT

❑ Sonic has privately endeavored to assist the Company in enhancing its standing in the marketplace, identifying management and Board talent that management has been unable to attract on its own, and offering strategic input from the perspective of a major engaged stockholder

❑ As part of this engagement, we helped Adverum identify three highly qualified nominees for the Board in 2019 – two of these independent directors remain on the Board (James Scopa and Mark Lupher – both of whom were mutually agreed upon by Sonic and Adverum)

❑ Between 2019 and the present, Mr. Kam periodically communicated with Company management from the perspective of a significant investor – and gene therapy expert – presenting suggestions to improve the Company's drug development efforts as well as other matters

❑ As a continuation of these efforts, we recently presented the Board with five exceptionally well-qualified director nominees, including three women with exemplary scientific qualifications

❑ These candidates represented some of the most talented drug development, gene therapy and ophthalmology professionals extant, as well as a capital allocation expert to help address the Company's financial mismanagement

Sonic is <u>NOT</u> Seeking Control

❑ The Company's attempt to paint our campaign as aimed at gaining "control" of the Board is nothing more than an artificially manufactured narrative designed to deprive stockholders of a fair say

❑ In fact, all the directors we have previously suggested and nominated to the Board are fully independent of Sonic and of each other

❑ Mr. Kam did not personally know any of Sonic's current nominees until two months ago

❑ Relying on its extensive network in the gene therapy field, Sonic simply identified highly respected leaders and experts in this sector and managed to interest them in serving on the Adverum Board, thereby helping the Company obtain the kind of talent it had previously failed to attract

❑ These nominees would be excellent additions in the boardroom and could help the Company focus on drug development and fiscal discipline

❑ These nominees would also help restore independence to an increasingly interconnected Board

ADVERUM'S CONTROL ARGUMENT IS MERELY A SMOKESCREEN TO DISTRACT STOCKHOLDERS FROM THE CHAIR'S ATTEMPT TO STACK THE BOARD WITH HIS CRONIES

Executive Summary

Adverum has grossly mismanaged the drug development process and is doing a grave disservice to stockholders

The incumbent Board's entrenchment maneuvers will lead to more of the same and disenfranchise stockholders

Board improvement is urgently needed to chart a better course forward and responsibly hold management accountable

- ❑ Adverum has severely mismanaged the scientific development of ADVM-022, its gene therapy treatment for wet AMD, by failing to adequately address the ocular inflammation issue it has posed

- ❑ The Company's intense focus on commercialization efforts seem to ignore the fact that the drug still needs to be approved

- ❑ The Company has repeatedly botched investor communications around its drug development and has demonstrated inept capital allocation ability, including its reckless approval of a badly-timed $200 million secondary offering in August of 2020

- ❑ Rather than considering our nominees in good faith, Adverum instead elected to force a wholly unnecessary proxy contest

- ❑ The Board's inconsistent obfuscations around the size of the class up for election at the 2021 Annual Meeting seem designed to perpetuate the status quo and confuse stockholders

- ❑ The simple fact is that Adverum will have to add two additional female directors by the end of 2021 – and their intent seems to be to do so without giving stockholders a chance to vote on those candidates

- ❑ The status quo is unsustainable – stockholders have lost confidence in a Board that has overseen such drastic value destruction and has not laid out a convincing go-forward strategy to achieve Adverum's full potential

- ❑ The Company's director slate lacks necessary experience and is riddled with conflictual relationships

- ❑ Sonic's nominees are all obviously objectively better qualified than the Company's candidates. They are all independent of Sonic and of each other and would bring tremendous gene therapy experience and financial / leadership ability

Investors Have Clearly Recognized the Company's Drug Development Failures

SAVE ADVERUM



Laurent Fischer Named CEO
Addition of three mutually-chosen new independent directors
Leone Patterson Failed Presentation
Laurent Fischer Failed Presentation and Equity Offering
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ADVERUM'S FAILURE TO ADEQUATELY ADDRESS THE INFLAMMATION ISSUE IDENTIFIED IN ADV-022'S TRIALS HAS BEEN REFLECTED IN ITS STOCK PRICE

As of market close on April 20, 2021

An Unnecessary Proxy Contest and Waste of $7M of Company's Cash

Sonic has privately endeavored to assist the Company in enhancing its standing in the marketplace, identifying management and Board talent that management has been unable to attract on its own, and offering strategic input from the perspective of a major engaged stockholder.

On **March 15,** Sonic privately sent a letter to Chair Patrick Machado detailing various governance failures of Adverum and presented him with five highly qualified independent individuals for Adverum to consider, including three women with exemplary scientific qualifications.

These candidates represented some of the most talented drug development, gene therapy and ophthalmology professionals extant, as well a capital allocation expert to help address the Company's financial mismanagement.

In this letter we stated that our lawyers would reach out to Adverum's external counsel to see if there was a possibility of a private settlement that was in the best interest of stockholders. Much to our surprise and disappointment, two days after our private letter, Adverum issued a confrontational public press release in which they rejected our nominees and named a slate of three individuals they planned to run.

On **March 17**, the Company issued a press release announcing a slate of three director nominees for the 2021 Annual Meeting.

In its **April 15** letter to stockholders, the Company notes that it intends "to recruit a high-quality director with product and commercial gene therapy experience to be named in 2021." Given the unquestionable quality of the nominees we suggested to Adverum, we question why the Company has written them off and, according to the Company's disclosure, **instead chosen to spend nearly $7 million to keep our independent nominees off a Board that, by their own admission, they intend to expand while denying you, the stockholder, any chance to vote on their unnamed 2021 appointment. This is neither normal nor appropriate.**

ADVERUM HAS FORCED A PROXY CONTEST THROUGH ITS ERRATIC GAMESMANSHIP AND REFUSAL TO INTERVIEW SONIC'S NOMINEES BEFORE RUSHING THE ANNOUNCEMENT OF ITS OWN COMPROMISED SLATE

Abusing the Corporate Machinery

❑ Since 2015, the gap between Adverum's definitive proxy filing and the date of its Annual Meeting has ranged from 41 to 57 days
❑ This year, the gap is 27 days, a 52.6% shorter timeframe than in 2015
  - In 2016, stockholder approval was sought for the merger of the two predecessor companies that created Adverum, Avalanche and Annapurna.



ADVERUM IS CLEARLY TRYING TO PUT SONIC AT A DISADVANTAGE BY SETTING SUCH A COMPRESSED SOLICITATION PERIOD – WHICH ALSO IMPEDES STOCKHOLDERS' ABILITY TO FULLY CONSIDER WHICH DIRECTORS ARE BEST FOR THE BOARD

Our Highly Qualified Nominees







Jean Bennett, M.D., Ph.D.

- ✓ Extensive Biotechnology and Gene Therapy Experience

- ✓ Brought First Gene Therapy Drug Ever to Market

- ✓ World-Renowned Expert

Jodi Cook, Ph.D.

- ✓ Extensive Biotechnology and Gene Therapy Experience

- ✓ Executive Leadership Experience and Public Company Board Experience

- ✓ Successful Gene Therapy Clinical Trial Execution

Herbert Hughes

- ✓ Extensive Executive Leadership Experience

- ✓ Public Company Board Experience

- ✓ Capital Allocation Experience

SONIC'S THREE INDEPENDENT NOMINEES BRING VASTLY SUPERIOR EXPERIENCE AND EXPERTISE COMPARED TO THE COMPANY'S CANDIDATES

II. The Board's Entrenchment Maneuvers



SAVE ADVERUM

ENGAGEMENT TIMELINE (1/2)

Date	Event
March 15, 2021	Sonic sent letters to the Board, outlining its concerns with the management and oversight of the Company and stating its intent to nominate five nominees at the upcoming Annual Meeting (the "March 15 Letters").
March 15, 2021	Kleinberg, Kaplan, Wolff & Cohen, P.C. ("Kleinberg"), counsel to Sonic, emailed Cooley LLP ("Cooley"), counsel to the Company, requesting a discussion regarding the contents of the March 15 Letters. Cooley responded that it was not available on March 15 for such a call, and proposed a March 16 call.
March 16, 2021	Kleinberg had a call with Cooley and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), co-counsel to the Company, discussing the contents of the March 15 Letters and the upcoming Annual Meeting. During the call, co-counsel indicated that based on recent public disclosure the Company intended to run only two directors at the Annual Meeting, although they understood why Sonic nominated five candidates. On March 17, the Company announced that it was running three directors.
March 16, 2021	Lawrence Kam ("Mr. Kam") had a call with James Scopa ("Mr. Scopa"), a director of the Company, during which Mr. Kam and Mr. Scopa discussed the contents of the March 15 Letters. Mr. Scopa indicated that the Company would be running only two directors at the Annual Meeting, and indicated that the Company would like to set up a call with Mr. Kam for Monday, March 22, 2021, whereby certain directors would share important confidential information that would make Mr. Kam reconsider running a proxy fight. While Mr. Kam agreed to schedule this call, the Company never followed up.
March 16, 2021	Sonic sent a request for books and records under Section 220 of the Delaware General Corporation Law (the "Gasmi 220 Demand") to the Company requesting information related to Dr. Mehdi Gasmi, a director and former President and CSO of the Company.
March 17, 2021	The Company made the unilateral decision to publicly filed the March 15 Letters, and indicated its intent to run three candidates at the Annual Meeting–Dawn Svoronos, Reed Tuckson, and Thomas Woiwode, despite contrary disclosure in its recent 10-K that Adverum would be running only two directors.
March 17, 2021	Kleinberg sent a letter to Skadden and Cooley advising that, because the Company has not taken any specific action to shrink the size of the Board and reduce the current legally available number of five available seats, Sonic intended to run all five of its Nominees, and requesting that the Company take no defensive actions that might impair the ability of stockholders to vote on all five of the highly qualified Nominees.

ENGAGEMENT TIMELINE (2/2)

Date	Event
March 24, 2021	Sonic sent to Peter Soparkar ("Mr. Soparkar"), Secretary of the Company, its formal nomination letter as required by the bylaws of the Company, formally nominating four of its Nominees–Jean Bennett, Jodi Cook, Bard Geesaman and Annahita Keravala.
March 25, 2021	Sonic sent to Mr. Soparkar a supplement to its nomination letter, formally nominating Herbert Hughes. Collectively with the four candidates nominated by Sonic on March 24, Sonic has successfully nominated five highly qualified Nominees.
March 25, 2021	Skadden sent Sonic a letter declining to provide the documents requested by the Gasmi 220 Demand.
April 6, 2021	Skadden and Cooley contacted Kleinberg stating that the Board's Nominating and Corporate Governance Committee may wish to interview certain of Sonic's Nominees and requesting contact information for the proposed Nominees.
April 7, 2021	Sonic filed a preliminary proxy statement.
April 9, 2021	Sonic sent two requests for books and records under Section 220 of the Delaware General Corporation Law to the Company requesting information related to Dr. Mehdi Gasmi and requesting stockholder lists as of any Record Date set in connection with the Annual Meeting.
April 13, 2021	Sonic filed its first amendment to its preliminary proxy statement.
April 14, 2021	Kleinberg emailed Skadden and Cooley to enquire regarding the conditions and circumstances under which the Company would interview Sonic's Nominees, including assurances that the interviews would not be misused for proxy contest purposes.

Sonic is NOT Trying to Take Control – Sonic is Trying to Restore Independence to the Board

SAVE ADVERUM

Normal Activist Control Situation:
Company's Slate vs. Activist's Slate



Chair	CEO	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member

Chair	CEO	Board Member	Board Member	Activist	Activist Aligned	Activist Aligned	Activist Aligned	Activist Aligned

Sonic's Case for Change Against Adverum:
Adverum's Crony-Packed Slate vs. Sonic's Proposed Nominees



Chair	CEO	Crony Aligned Board Member	Crony Aligned Board Member	Crony Aligned Board Member	Board Member	Board Member	Board Member	Board Member

Crony Aligned Board Member	Crony Aligned Board Member

Board Members to be added due to CA Law

Chair	CEO	Board Member	Board Member	Board Member	Board Member	Nominee	Nominee	Nominee

Board Members to be added due to CA Law

IF OUR INDEPENDENT NOMINEES ARE ELECTED TO THE BOARD, THERE WILL BE:
NO SONIC REPRESENTATION
NO BUSINESS RELATIONSHIPS
ALL FULLY INDEPENDENT

Adverum's Merry-Go-Round of Increasing and Decreasing the Board

SAVE ADVERUM

- **On March 16, 2021**, Adverum representatives tell Sonic that Rekha Hemrajani, Eric Carter, and Thomas Woiwode will **not** be re-nominated at 2021 Annual Meeting and the Board would shrink to eight directors.
- **On March 17, 2021**, Adverum issues a press release announcing that Thomas Woiwode will be **re-nominated** at 2021 Annual Meeting after all and now the Board will include nine directors.
- **On April 15, 2021**, Adverum noted that a **mystery director** that will not be voted upon to be added after 2021 Annual Meeting.
- **By the end of 2021**, California law SB 826 requires **three female directors** at Adverum; therefore, **two female** mystery directors will need to be added after 2021 Annual Meeting.
- Notably, under the Company's slate, Ms. Svonoros would be the longest-serving woman on the Board with a tenure of less than six months.
- This seriously calls into question the Company's commitment to continuity and gender diversity.

CLASS I					CLASS II			CLASS III		
CURRENT BOARD COMPOSITION										
Rekha Hemrajani	Eric Carter	Thomas Woiwode	Reed V. Tuckson	Dawn Svoronos	6	7	8	9	10	11
MARCH 16, 2021, COMMUNICATION TO SONIC										
~~Rekha Hemrajani~~	~~Eric Carter~~	~~Thomas Woiwode~~	Reed V. Tuckson	Dawn Svoronos	6	7	8	9	10	11
MARCH 17, 2021, PRESS RELEASE										
~~Rekha Hemrajani~~	~~Eric Carter~~	Thomas Woiwode	Reed V. Tuckson	Dawn Svoronos	6	7	8	9	10	11
APRIL 15, 2021, PRESS RELEASE										
~~Rekha Hemrajani~~	?	Thomas Woiwode	Reed V. Tuckson	Dawn Svoronos	6	7	8	9	10	11
REALITY BY YEAR END 2021										
?	?	Thomas Woiwode	Reed V. Tuckson	Dawn Svoronos	6	7	8	9	10	11

Adverum's Chair and CEO Are Seemingly Entrenching Themselves

SAVE ADVERUM

- Adverum will have to expand the Board to 11 seats by the end of 2021 to add the required proportion of female directors to comply with California law
- So even if one were to concede their argument – which Sonic does not – that any director suggested or nominated by Sonic would become part of a block, it is impossible to argue that five out of 11 directors constitutes control

Legend
Chair
Involved with the CEO
Involved with the Chair
Board Member
Anticipated Board Member

	Patrick Machado, J.D. Chair	Laurent Fischer, M.D. CEO	Thomas F. Woiwode, Ph.D.
Mystery Director	Dawn Svoronos	Reed V. Tuckson, M.D.	Mark Lupher, Ph.D.
Mystery Director	James Scopa, J.D., M.B.A.	Scott M. Whitcup, M.D.	Mehdi Gasmi, Ph.D.

THE BOARD CHAIR AND CEO – WHO, INCIDENTALLY, ARE BOTH OVERBOARDED – ARE STACKING THE BOARD WITH THEIR CURRENT AND FORMER COLLEAGUES TO GAIN UNQUESTIONED CONTROL

22

A Hand-Picked Board – Just Look at Their Proxy

SAVE ADVERUM

It is clear that Mr. Machado, with the help of Dr. Fischer, is pulling the strings to pack the Board.

"In October 2020, seeking to add significant commercial expertise to the Board, **Mr. Machado began the recruitment of Dawn Svoronos** that led to her subsequent interviews with the other directors and appointment to our Board upon the unanimous recommendation of its Nominating and Corporate Governance Committee."

"Early in the fourth quarter of 2020, **Mr. Machado began discussing with other members of the Board the desirability of maintaining a maximum Board size of nine by rotating off incumbent directors with overlapping skillsets as new directors joined.** He identified Eric Carter, M.D., Ph.D. and Rekha Hemrajani, whose terms would be expiring at our 2021 Annual Meeting, as directors with skillsets that—while valuable—were also possessed by multiple other incumbent directors. Mr. Machado had discussed these views and observations with all of the other directors by mid-January 2021."

"In mid-December 2020, seeking to add significant managed care and reimbursement expertise to the Board, **Dr. Fischer and Mr. Machado began the recruitment of Reed Tuckson, M.D**. that led to his subsequent interviews with the other directors and appointment to our Board upon the **unanimous recommendation** of its Nominating and Corporate Governance Committee."

"On January 8, 2021, **Mr. Machado advised Dr. Carter and Ms. Hemrajani that, due to overlaps between their skillsets and those of other directors and in the interest of maintaining a manageable-sized Board, he expected that the Board would not include them in the slate to be nominated for election at the 2021 Annual Meeting**, such that the size of the Board would be reduced by two directors upon the conclusion of their service."

"Also on March 16, 2021, Dr. Woiwode, **<u>who had previously advised us that he was considering asking our Board not to nominate him for reelection as a director,</u> confirmed his willingness to be nominated for a new term."**

"On April 3, 2021, the Board reconstituted the Nominating and Corporate Governance Committee and it currently consists of **Mr. Machado (Chair), Ms. Svoronos**, Dr. Whitcup and **Dr. Woiwode."**

MR. MACHADO'S HAND-PICKED BOARD AND NOMINATING AND GOVERNANCE COMMITTEE

Source: Adverum Definitive Proxy Statement, April 15, 2021. https://www.sec.gov/Archives/edgar/data/1501756/000114036121012843/nt10022735x7_defc14a.htm

Adverum's Logical Fallacy

Adverum Definitive Proxy Statement – April 15, 2021

> YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR ALL" OF ADVERUM'S DIRECTOR NOMINEES NAMED ON THE ENCLOSED WHITE PROXY CARD, AND URGES YOU NOT TO SIGN OR RETURN ANY GREEN PROXY CARD SENT TO YOU BY OR ON BEHALF OF SONIC.

Adverum Letter to Stockholders – April 15, 2021

> interest of all stockholders. Sonic's proposed nominees, if elected, together with its two designees appointed in 2019, would constitute more than half of the Board. We do not believe allowing an approximately 7% stockholder to hand-pick a majority of the Board is in the best interest of our stockholders, our patients or any of our other stakeholders.

HOW CAN ADVERUM ARGUE THAT THE INCUMBENT DIRECTORS ADDED TO THE BOARD IN 2019 IN COLLABORATION WITH SONIC ARE ALIGNED WITH SONIC, GIVEN THAT THE BOARD "UNANIMOUSLY" SUPPORTS THE COMPANY SLATE OF NOMINEES?

Source: Adverum Definitive Proxy Statement, April 15, 2021. https://www.sec.gov/Archives/edgar/data/1501756/000114036121012843/nt10022735x7_defc14a.htm

Fact vs. Fiction

Adverum Press Release – April 15, 2021

Sonic's Email to Director Mark Lupher, Ph.D. – February 3, 2020

"**Mr. Kam expressed his desire for Mr. Chalberg to be the CEO of Adverum**, stating to one of the directors he placed on our Board in 2019 that "He [Dr. Chalberg] really should be Executive Chairman, CEO, or whatever but has other commitments and knows that his association with Avalanche 1.0 does not help shake the Avalanche 2.0 image."

----- Original Message -----
From: Lawrence Kam
To: Mark Lupher
Sent: Monday, February 03, 2020 9:41 AM
Subject: list of people who could help Adverum

Interested in helping, but no relationship with Adverum:

1. Tom Chalberg - Incredibly solid and perceptive. Knows the science better than anyone. Incredibly well connected with venture capitalists, public investors, gene therapy and retinal specialist communities. **He really should be Executive Chairman, CEO, or whatever, but has other commitments and he well knows that his association with Avalanche 1.0 does not help shake the Avalanche 2.0 image.** Cannot emphasize enough how much he has contributed to my knowledge and analysis. **A public role would be ill-advised, but his counsel should be privately sought and acted upon by the board.**

ADVERUM BLATANTLY MISCHARACTERIZES WHAT SONIC SAID ABOUT MR. CHALBERG – CONVENIENTLY OMITTING THE SUBSEQUENT TWO SENTENCES OF MR. KAM'S EMAIL

25

Adverum Has Misrepresented Sonic's Suggestions Regarding Management

Adverum claims Sonic has "relentlessly engaged" with the Board

Adverum Has a Long History of Good Faith Engagement with Sonic

Adverum has carried on an active dialogue with Mr. Kam since 2019 when he was first introduced to our current Chairman, Patrick Machado, by Dr. Thomas Chalberg. Dr. Chalberg was the founder and original chief executive officer of Avalanche Biotechnologies, Inc., one of the two companies that merged in 2016 to form Adverum. Although Adverum has an entirely new Board, management team and development program, it has not completely shaken off the legacy of pre-merger Avalanche's poor performance. While Dr. Chalberg has had no role with Adverum for many

"…completely shaken off the legacy of pre-merger Avalanche's poor performance. While Dr. Chalberg has had no role with Adverum for many years – other than as a stockholder – he and Mr. Kam have **relentlessly engaged** with the Adverum Board on matters related to Board director appointments, the hiring of senior management, long-term strategy and capital allocation."*

Source: Adverum Definitive Proxy Statement, April 15, 2021. https://www.sec.gov/Archives/edgar/data/1501756/000114036121012843/nt10022735x7_defc14a.htm
*Emphasis added.

In reality, Sonic has been constructively working with Adverum since September 2019

Let's see for ourselves if actual emails are considered relentless engagements or constructive stockholder discussions…

From: Lawrence Kam
To: Patrick Machado, Leone Patterson, Aaron Osborne
Sent: September 16, 2019
Subject: situation complication resolution

Attached are my thoughts on the current situation at Adverum and the way out.

Best,
Lk

[Excerpt from attachment below]

Resolution: The company is under siege and it is imperative that the company **FIGHT BACK AGGRESSIVELY**. To not act is to passively acquiesce to the worst accusations. Every public company in this situation fights back. There is no other option.

- The Immediate Response Call…
- Engaging the Investment… Ecosystem….
- New Cohorts….

From: Lawrence Kam
To: Patrick Machado, Leone Patterson, Aaron Osborne
Sent: September 17, 2019
Subject: Fw: Invitation: Kodiak Sciences R&D Day

As per my point yesterday regarding what public companies in ophthalmology do, see below.

Best,
Lk

[Excerpt from attachment below]

KODIAK
Join management and leading retina specialists for an in-depth profile of Kodiak's KSI-301 and ABC Platform.
Monday October 14, 2019
8–10:30AM
100 Montgomery St. San Francisco, CA
Breakfast served at 7:30am
RSVP: ir@kodiak.com

Sonic has Proactively Engaged with Adverum Since September 2019 (1 of 2)

SAVE ADVERUM

…As a significant stockholder, we believe we took proper steps to engage with the Adverum, including communicating constructive feedback and offering helpful solutions, Including:

From: Lawrence Kam
To: Patrick Machado
Sent: December 19, 2019
Subject: ADVM transformation slides

Hi Pat,

As discussed, attached is the full transaction deck that we were contemplating.

Because of the pendency of Dan accepting another offer, I have constructed a more streamlined transaction that could potentially keep Dan on board and buy the company time to negotiate either the full or partial transaction.

Dan has informed me that he is traveling to Boston today but will be back in the Bay Area after Christmas, at which time we can talk. I am afraid that he may accept another offer before then, but I will try to get him to delay his decision.

Best,
lk

From: Patrick Machado
To: Lawrence Kam
Cc: Mark Lupher
Sent: Thursday, January 09, 2020 Subject: Scott Whitcup

Hi Larry,

Wanted to let you know that Eric Carter, the Chair of our Nom/Gov Committee and a former Allergan colleague of Scott's, has arranged to meet up with Scott at JPM to discuss potential relationships with ADVM. Thanks again for bringing Scott to our attention.
Best,
Pat

From: Patrick Machado
And I'm going to be meeting with Al Hawkins, Brian Kaspar and another of their Milo colleagues at JPM as well, in addition to their meeting with ADVM management. Best, Pat

From: Lawrence Kam
Fantastic!
Best,
Lk

From: Lawrence Kam
To: Mark Lupher,
Sent: February 3, 2020
Subject: list of people who could help Adverum

[Excerpt from email below]

Conclusion

Despite one of the most severe short attack and general misunderstanding in the marketplace, Adverum has continued to trail its peer group in strategic communications and outreach.

This should be a high priority for the company, and the failure to act borders on negligence…

Best,
Lk

From: Lawrence Kam
To: Mark Lupher
Sent: February 25, 2020
Subject: Leerink event today

http://investors.adverum.com/events/event-details/svb-leerinks-9th-annual-global-healthcare-conference

Last question: What is greatest misconception about company?

Leone: Retinal surgeons have never heard about us.

Jesus christ, whose fault is that???

Best,
lk

From: Lawrence Kam
To: Laurent Fischer
Sent: September 2, 2020
Subject: letter to ceo

Laurent, please see attached letter. Hope to speak with you soon about these matters.

Best,
lk


The Sonic Fund II, L.P.
September 2, 2020
Laurent Fischer

"I remain supremely confident in the ultimate commercial prospects of ADVM-022. We are both deeply invested in your success, and I firmly believe you will lead us beyond old tragedies. We must acknowledge, however, that markets will provide you only limited time to sell your vision, before disillusioned investors demand a premature sale of the company. Time is short. I look forward to discussing your thoughts on these important matters."

Sonic has Proactively Engaged with Adverum Since September 2019 (2 of 2)

SAVE ADVERUM

From: Lawrence Kam
To: Laurent Fischer, Leo Kim
Sent: September 8, 2020
Subject: introduction

Laurent, per our discussion, let me introduce you to Leo Kim. Dr. Kim is a retinal surgeon at Mass Eye and Ear: https://researchers.masseyeandear.org/details/64

Of special interest to us, Dr. Kim is an expert in intravitreal AAV-induced inflammation. See attached.

Leo, Dr. Fischer is the new CEO at Adverum. He shares my commitment to improve the safety profile of ADVM-022. Hopefully you guys can find a way to work together to make that happen.

Best,
lk

From: Lawrence Kam
To: Patrick Machado
Sent: September 11, 2020
Subject: Re: letter to Laurent

[Excerpt from email below]

To follow up, I spoke with Laurent earlier this week. We are aligned that addressing the inflammation issue is his top priority.

I am confident this is a very achievable task, and as the company makes progress against that goal, we can reclaim market confidence and achieve new heights in the stock price. Better days.

Best,
Lk

From: Patrick Machado
To: Lawrence Kam
Sent: September 11, 2020
Subject: Re: letter to Laurent

[Excerpt from email below]

I'm glad you were able to connect with Laurent. We are all aligned on the top challenge facing 022, and you can rest assured that it is getting all of the collective mindshare of the entire team.

Primarily for Mark's benefit, it would be helpful if you could use Laurent as your point of contact for Adverum related topics -- or me, for any matters you feel present board-level issues. Both Laurent and I are very open communicators, and you will always find both of us open to discussing any thoughts that may be on your mind from time to time. I really appreciate your sensitivity to this issue.

All the best,
Pat

From: Lawrence Kam
To: Patrick Machado
Sent: September 11, 2020
Subject: Re: letter to Laurent

[Excerpt from email below]

I am very sensitive to this issue. Mark had the unenviable task to act as messenger for concerns I and other shareholders had that prior management was unwilling or unable to address a few long-standing issues.

Laurent has the experience and situational awareness to solve these problems and I am highly confident he will. There should be a lot less difficult conversations in the future, but we are all honest, professional people pushing in the same direction. With you as the shepherd, we will certainly reach the promised land.

Best,
Lk

From: Lawrence Kam
To: Laurent Fischer
Cc: Patrick Machado
Sent: September 24, 2020
Subject: our top priority

[Excerpt from email below]

You are no doubt aware that a sell-side analyst had a retina KOL call yesterday. If you haven't personally listened to it, I highly suggest you do so, as it starkly highlights the challenges facing the company: https://www.netroadshow.com/events/call-confirmation?show=1e18f156&confId=23884

…The KOLs' dour comments shows Adverum's continuing struggles on dealing with the inflammation issue, both in the messaging and with the issue itself.…I think, in time, they will share my enthusiasm that ADVM-022 is a game-changing blockbuster drug with a side effect profile that is well-known and highly manageable. This is the difference between a $10 stock price and $100 one.

I look forward to scheduling a follow-up call to discuss your thoughts on these matters. Best, lk

Sonic Has Made Constructive Scientific Recommendations to Adverum

September 2, 2020 Letter from Mr. Kam to Mr. Fischer

Which brings us to the second point: The central preoccupation of supporters and skeptics alike is whether there are treatment regimens that can control the inflammation better. Ozurdex and sub-Tenon Kenalog have frequently been mentioned, as well as some more esoteric options. It is obvious to everybody I have talked to that solving this problem should be Adverum's immediate and top priority. To observers, it appears the company has not even bothered to consider the breadth of options available.

You did not join this company to be captive to the mistakes of prior management. You are clearly not responsible for the inadequate response they previously engineered. However, you must signal a clean break from past missteps. One way would be to hold bad decisionmakers accountable and to chart a new path with a new team — your team.

I remain supremely confident in the ultimate commercial prospects of ADVM-022. We are both deeply invested in your success, and I firmly believe you will lead us beyond old tragedies. We must acknowledge, however, that markets will provide you only limited time to sell your vision, before disillusioned investors demand a premature sale of the company. Time is short. I look forward to discussing your thoughts on these important matters.

Sincerely,

/s/ Lawrence Kam
Lawrence Kam
General Partner, The Sonic Fund II, L.P.

III. Massive Stockholder Value Destruction



Adverum is Not Behaving Like Other Biotech Companies

	Typical Biotech Stock	**Adverum under CEO Leone Patterson**	**Adverum under CEO Laurent Fischer**
What makes stock go UP	**Present Good News from clinical trial**	**Remediate presentation of "Good News"**	**N/A**
What makes stock go DOWN	**Present Bad News from clinical trial**	**Present "Good News" from clinical trial**	**Present "Good News" from clinical trial**

Adverum Stock Performance Over Time



As of market close on April 20, 2021

Adverum's Abysmal TSR

SAVE ADVERUM

TSR Since Laurent Fischer was named CEO of Adverum



1-Year TSR



3-Year TSR



5-Year TSR



*Ocular Drug peers reflect average of 4d Molecular Therapeutics, Clearside Biomedical, Kodiak Sciences, Ocular Therapeutix, Outlook Therapeutics and REGENXBIO.
As of market close on April 20, 2021

33

The Board's Failed Oversight

The current Board has proven itself incapable of oversight by:

❑ Not preventing botched presentations

❑ Not remediating damage already done

❑ Not controlling compensation

**THE BOARD HAS HAD TWO YEARS TO SHOW WHAT THEY COULD DELIVER FOR STOCKHOLDERS –
THEY HAVE FAILED**

Q2 2020 Earnings Call

On the Q2 2020 earnings call, there was **question after question** regarding inflammation and steroid drops. The Company had clearly not assuaged concerns about the issue.

Q - Phil Nadeau

Good afternoon, and thanks for taking my question. Dr. Khanani I wanted to follow up on the comments you just made as my question. So the biggest controversy on Wall Street today with ADVM-022 is about the inflammation and how much is too much. I think we all appreciate that the reduction in treatment burden is pretty impressive, but people worry about how the inflammation is going to be perceived by the physician community. So can you give us your sense, maybe expand on what you just said, as to how much anterior inflammation is too much? So what level of inflammation and what proportion of patients over what period of time would give you concern? And then kind of similarly, how many steroids are too much? So what dose of steroids over what period of time again would give you pause and, maybe just as important, give your colleagues pause in deciding whether to use 022? Thanks.

Q - Dane Leone

Thanks for taking my questions and thank you for the update. So maybe, I guess, Dr. Khanani, one thing that, I guess a lot of us are thinking about and when we speak to some of your peers. Indisputable Cohort 1 has had really good anatomical outcomes in patients need rescue injections. Some patients is needed supplemental injections in Cohorts 2 and 3 and it's still TBD on Cohort 4. But just to play a devil's advocate here, I guess there's speculation. Patient 3 in Cohort 3, for example, is on regular shots still after getting the treatment and is also on four drops daily of steroids into the follow up.

When you think about that, like how would you explain that to a patient that there is a certain degree of risk with a non-absolute therapy, that they could end up in a situation where they're taking drops for this therapy, but also still on standard of care? How do you have that conversation? And how do you think that would need to be framed out for your peers as you go into larger studies with a potential risk, and then how you think about having a conversation with the patients? Thank you.

Q - Alethia Young

Hey, guys. Thanks for taking my question and congrats on the progress. Though I have many, I will try to ask one. I guess one of the cases that have gotten a lot of questions around is kind of what happens when patients go off of their topical steroids. So I was wondering maybe if the doctor could give us a little bit of like detail on, like, what happens when patients go off. Is it easy for everyone? Or is it difficult for some? And just maybe frame that for us? Thanks.

Q - Joon Lee

Hi, thanks for taking my question. Correct me if I'm wrong. About the pivotal trial for ADVM-022 and wet AMD will likely be against the best standard of care, do you feel that the efficacy and safety is on par with two monthly or two every monthly IVI [ph]? And will the non-ADVM-022 injected eye also get steroid prophylaxis?

Scientific Mismanagement

Adverum reported the promising results of its ADVM-022 trial for the first time. Rather than presenting a strategy to mitigate the inflammation that was seen. Leone Patterson, who used to the CFO before she was CEO, was insufficiently persuasive and the stock dropped by more than half. She is now the CFO again.

Fast-forward nearly a year: Laurent Fischer, who sits on two other boards – one as Chairman – was named CEO of Adverum. Reputed to be a capable turnaround artist, Dr. Fischer has been allowed by the Board to instead chart a course of passivity, financial and scientific mismanagement, and stockholder disappointment.

The FDA refused to approve Allergan's Abicipar pegol, noting that "the rate of intraocular inflammation observed following administration of Abicipar pegol 2mg/0.05 mL results in an unfavorable benefit risk ratio in the treatment of neovascular (wet) age-related macular degeneration (AMD)." Skeptics immediately and predictably drew parallels to ADVM-022, and Adverum stock began a long descent from which it has yet to recover.

September 12, 2019

June 15, 2020

June 26, 2020

A Better Approach is Needed

1

Better safety = better valuation



2

Adverum must immediately investigate suitable prophylaxis to improve safety

Goal should be to exhaustively ascertain the optimal safety profile and not settle for a barely acceptable one



3

Non-human primates have proven to be a predictive model and experiments should be performed on them to determine the best path forward



Botched Investor Communications and Capital Allocation

The Company's current leadership has not fared any better in the world of investor relations than it has in the scientific development process. Consider the following:

Contrary to the time-tested industry practice of presenting significant new data at scientific conferences, Adverum did a data dump on its second quarter earnings call on August 10, 2020

While the Company characterized this aberrational approach as "positive interim data," suspicious market participants sent the stock reeling, falling **17%** the following day.

Unbowed by the reaction described above, Adverum recklessly announced a **$200 million** secondary offering, driving the stock further downward.

The inept financing was finally completed at $13 a share, roughly half of where the stock stood when Dr. Fischer joined the Company, and loyal stockholders paid the price.

SG&A / Cash Burn

- In January 2021, the Company announced an investment of $80 million in the development of a 174,000 square foot manufacturing facility that will require 200 additional jobs on the payroll
- General and administrative expenses increased 81% between 2018 and 2020[1]
- In order to raise capital, the Company initiated two underwritten follow-on public offerings of common stock in February and August 2020[2]
- And yet, the Company says its cash runway is only until mid-2022
- We believe this is not a disciplined fiscal approach as Adverum continues to expand its expense base

General and Administrative Expense


+81%
$24.6M
$28.4M
$44.6M
2018 G&A Expense
2019 G&A Expense
2020 G&A Expense

	Years ended December 31, 2020	2019	2018
	(In thousands)		
Collaboration and license revenue	$ —	$ 250	$ 1,612
Operating expenses:			
Research and development	73,309	40,419	50,133
General and administrative	44,641	28,376	24,560
Impairment of goodwill and intangible assets	—	—	5,000
Total operating expenses	117,950	68,795	79,693
Operating loss	(117,950)	(68,545)	(78,081)
Other income, net	1,557	4,059	4,204
Net loss before income taxes	(116,393)	(64,486)	(73,877)
Income tax benefit (provision)	(1,114)	—	1,250
Net loss	$ (117,507)	$ (64,486)	$ (72,627)

1: https://www.sec.gov/ix?doc=/Archives/edgar/data/1501756/000162828021003623/advm-20201231.htm
2: https://www.sec.gov/ix?doc=/Archives/edgar/data/1501756/000162828020015761/advm-20200930.htm

An Instructive Comparison

Both KOD and ADVM are reporting good efficacy data but the inflammation issue is killing ADVM's stock



❑ It is clear that the Adverum product works better since most patients never need another injection into the eye

❑ The Kodiak product has longer treatment intervals than the current standard of care but is by no means curative. Kodiak has however demonstrated vastly better investor communication and smarter fundraising timing

❑ The true difference between Kodiak's success and Adverum's poor performance is that the market expects that the **Kodiak product will come to market and gain significant share**

❑ Whereas with Adverum, the expectation is that either it gets rejected by the FDA or gets accepted but will not be used widely by treating retinal physicians, who are concerned about the inflammation

❑ Sonic's nominees would bring the right scientific and business backgrounds to be able to provide the active, independent oversight needed to drive Adverum's success

Adverum vs. Kodiak Sciences



EACH $100 INVESTED ON OCTOBER 1, 2018, WOULD NOW BE $150 IF INVESTED IN ADVERUM VS. $1,090 IF INVESTED IN KODIAK SCIENCES

KSI-301 Phase I results are "Good"

KSI-301 in wAMD: *the majority of patients can achieve 6-month durability*



Loading
Year 1
Year 2
Overall Time on Study (weeks)
0 8 16 24 32 40 48 56 64 72 80 88 96 104
KSI-301
2.5 mg
(n=12)
KSI-301
5 mg
(n=38)
Total
(n=50)
≤2-month interval
3-month interval
4-month interval
5-month interval
Capped retreatment at 6 months
Current follow-up (<6 months)
Discontinuation

Interval at Year 1*	n=50
1 month	2%
2 months	14%
3 months or longer	84%
4 months or longer	78%
5 months or longer	74%
6 months	66%

80% have achieved a 6-month treatment-free interval at least once during follow-up

Interim data. Includes only randomized patients that reached the first retreatment opportunity (Week 12 visit). Each bar represents an individual patient.
*Treatment intervals include only patients that received all (3) loading doses and received a dose before Week 52. Interval at Year 1 reflects the treatment interval ongoing at the Week 52 visit (where available) or the last interval before Week 52. Interim data as of 29 Jan 2021

32

ADVM-022 Phase I results are "Better"

Majority of Patients are Supplemental Injection Free after a Single IVT Injection of ADVM-022 in OPTIC



Frequent anti-VEGF injections prior to ADVM-022
Cohort 1
6x10¹¹ vg
Cohort 2
2x10¹¹ vg
Cohort 3
2x10¹¹ vg
Cohort 4
6x10¹¹ vg
1*
2**
6/6 Supplemental Injection-free
3/6 Supplemental Injection-free
7/9 Supplemental Injection-free
8/9 Supplemental Injection-free
-52 -44 -36 -28 -20 -12 -4 4 12 20 28 36 44 52 60 68 76 84 92 100 104
Week relative to ADVM-022 injection
End of Study
Ranibizumab
Bevacizumab
Unknown anti-VEGF**
Aflibercept
No Supplemental Injection Given

15 October 2020 OPTIC Data Cut.
Five patients were diagnosed < 1 year prior to ADVM-022 injection: one each in Cohorts 2 and 3, three in Cohort 4; *Cohort 1, Patient 1 remains on study but missed visits post Week 64; **Incomplete prior data for Cohort 4, Patient 2; †Received in a clinical trial not yet unmasked (NCT04049266).

21

ADVERUM

What Wall Street is Saying (1 of 2)

SAVE ADVERUM

Over the past week, the discussion around any investment thesis for Adverum has become focused on the clear internal dysfunction of the organization, versus any functional analysis around the lead product ADVM-022…the serious question that we have been getting asked by investors is ***whether the now former CMO was somehow responsible for mismanagement of ADVM-022's clinical development****…. the skepticism around the safety of ADVM-022 is not an investor phenomenon (or misunderstanding around data interpretation****), it is a clear concern of the retinal community for good reason****."*

March 24, 2021

RAYMOND JAMES

While we "get" the 3x10^{11}dose, we were surprised by the lowest dose (although we note 7% inflammation rate in OPTIC was observed with the 2x10^{11} dose)…While ***we remain concerned about persistent inflammation at these higher doses****, management indicated their review of the data (on a blinded basis) shows similar trends as OPTIC."*

March 2, 2021

UBS

*We initiate coverage of ADVM with a Neutral rating and $13 price target, based on our view that while ADVM-022 offers compelling durability of effect (a key unmet need among macular edema patients****), it also comes with durable inflammation (an undesired adverse event****)….In our view if the upcoming DME data show similar durability of inflammation as the wAMD data, we expect some negative pressure on the stock relative to current trading levels (especially as DME is a larger market with more untreated patients, in our view).* ***Inflammation could develop into more severe ocular issues*** *in DME than in wAMD, and long-term use of steroid eye drops may not be acceptable for these patients as it may be for wAMD patients."*

December 15, 2020

UBS

Obviously in a Phase I, there are lots of learnings that come with the different regimen and doses so it's good to hear that it looks like we have a now manageable steroid tapering strategy. ***So I mean just to kind of run this down, is inflammation a problem with 022?"***

November 14, 2020

Goldman Sachs

Assuming ADVM-022 is eventually approved with profile consistent with what has been reported thus far, Dr. Grewal said he sees ADVM-022 being recommended to <5% of his wetAMD patients while Dr. Papakostas was more cautious with significantly lower rate "closer to 0%" of his patients being recommended ADVM-022. ***Main reasons were inflammation with potential irreversible vision loss.*** *…Based on the precedents set by brolucizumab and abicipar-pegol, both KOLs were of the view that* ***inflammation will continue to be a focus item for the FDA, especially in light of multiple treatment options currently available*** *for wetAMD."*

September 23, 2020









TRUIST

What Wall Street is Saying (2 of 2)

SAVE ADVERUM

"

*So the **biggest controversy on Wall Street today with ADVM-022 is about the inflammation and how much is too much. I think we all appreciate that the reduction in treatment burden is pretty impressive, but people worry about how the inflammation is going to be perceived by the physician community. So can you give us your sense, maybe expand on what you just said, as to how much anterior inflammation is too much**? So **what level of inflammation and what proportion of patients over what period of time would give you concern?** And then kind of similarly, how many steroids are too much? So what dose of steroids over what period of time again would give you pause and, maybe just as important, give your colleagues pause in deciding whether to use 022?"*

August 10, 2020

COWEN

"

*However, given observed inflammation out to week 40 and beyond in Cohort 1, **we lack the conviction to say that the amended prophylaxis would be sufficient to control inflammation** that is occurring significantly beyond the time frame covered by the amended prophylaxis protocol."*

February 10, 2020

TRUIST

"

*Topical steroids represent the mildest treatment option available to ophthalmologists (for inflammation), which are often reserved for inflammation in the front-of-the-eye. In cases when topicals are not sufficient, periocular steroids can be placed around the eye (subconjunctival, sub-Tenon, etc). Dr. Kiss noted that REGENXBIO (NasdaqGS: RGNX) is **using subconjunctival steroids during RGX-314 surgery and opined that this may be the next reasonable rung for Adverum in the case that greater inflammation management may be explored**. Steroid injection directly into the eye represents the next potential treatment option for greater inflammation management, followed by oral steroids and immunomodulatory therapy."*

November 1, 2019

LifeSci Capital

"

*Using the visual acuity, like, to me it looks a little bit inconsistent, the OCT looks OK and the **visual acuity had some decline although variability. Could that be due to the inflammation?"***

October 14, 2019

BARCLAYS

"

*We believe the ADVM **investment case is now in good part a question of whether cases of inflammation** (and use of steroids) fully resolve (with little or no rescue injections)."*

October 14, 2019

CHARDAN CAPITAL MARKETS

45

IV. A Failure of Oversight and Governance



SAVE ADVERUM

Overview of the Board's Failures

Interconnected Board members who lack independence

Nominees who lack basic relevant (and essential) skillsets

Egregious executive compensation and non-existent oversight of CEO

Skyrocketing director compensation even during pandemic

THE BOARD LACKS THE EXPERIENCE AND INDEPENDENCE TO PROPERLY OVERSEE MANAGEMENT

Adverum Acknowledges its Board Members are Connected…

In Adverum's latest proxy, it tries to convince its stockholders that Dawn Svoronos, Reed V. Tuckson, M.D., Thomas Woiwode, Ph.D. are "independent"

In April 2021, our Board undertook a review of the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of Dr. Carter, Ms. Hemrajani, Dr. Lupher, Mr. Machado, Mr. Scopa, Ms. Svoronos, Dr. Tuckson, Dr. Whitcup and Dr. Woiwode is independent within the meaning of Rule 5605 of the Nasdaq Listing Rules. Our Board also determined that Ms. Hemrajani, Mr. Machado,



In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. For example, the Board considered (i) with respect to Mr. Machado and Ms. Svoronos, the fact that both **Mr. Machado and Ms. Svoronos** serve on the board of directors of Xenon Pharmaceuticals, Inc., (ii) with respect to **Mr. Machado and Dr. Woiwode**, the fact that Mr. Machado serves on the board of directors of Turnstone Biologics, where Versant Ventures, with which Dr. Woiwode is affiliated, is a lead investor, and (iii) with respect to Dr. Tuckson, the fact that both **Dr. Tuckson and Dr. Fischer** serve on the board of directors of CTI Biopharma Corp.[1]*

Source: Adverum Definitive Proxy Statement, April 15, 2021.
https://www.sec.gov/Archives/edgar/data/1501756/0001140361210
12843/nt10022735x7_defc14a.htm
*Emphasis added.



…But Promises Stockholders Their Tangled Web Is Not an Issue

Reed V. Tuckson, M.D.
Board Member

Stockholders are entitled to question her true independence from Mr. Machado, regardless of whether she technically meets a Nasdaq standard.

Stockholders are entitled to question his true independence from Dr. Fischer, regardless of whether he technically meets a Nasdaq standard. Is a chum of the CEO likely to hold that CEO accountable for his failures?

Dawn Svoronos
Board Member

Patrick Machado, J.D.
Board Chair

XENON

MEDIVATION

cti BIOPHARMA

VERSANT ventures

TURNSTONE BIOLOGICS

ADVERUM BIOTECHNOLOGIES

Thomas Woiwode, Ph.D.
Board Member

Laurent Fischer, M.D.
CEO and Board Member

Executive Compensation is Excessive Compared to Company's Results and Peers

SAVE ADVERUM

Sonic believes that the Company's overall compensation arrangements are unjustifiably generous

- Stockholders will recall that twice within the last two years the **stock price has nose-dived by more than half** following poorly received Company announcements.

Adverum Stock Performance
4/1/19 – 4/16/21



30
25
20
15
10
5
0
4/1/2019
6/1/2019
8/1/2019
10/1/2019
12/1/2019
2/1/2020
4/1/2020
6/1/2020
8/1/2020
10/1/2020
12/1/2020
2/1/2021
4/1/2021

- Against this backdrop, stockholders would be justified in **objecting to the compensation arrangements** in general, and to Dr. Fischer's large options grant and Dr. Fisher's approved compensation package worth over **$21M** for the half year he served in 2020.

Option Awards ($)(2)	Total ($)
20,703,000	21,298,608

- As noted by the San Francisco Business Times, this is more than that earned by the CEO of Gilead, who runs a company with $25B in revenue.[1] **Do you think we got our money's worth?**

SAN FRANCISCO BUSINESS TIMES

*"Dr. Laurent Fischer…[Adverum Biotechnologies Inc.] **which hasn't yet asked the Food and Drug Administration to approve a drug**, registered compensation of $21.3 million last year; the bulk of that has attributed to $20.7 million in option awards."*

A vote **AGAINST** Proposal No. 3 (advisory vote on executive compensation) is one of the few ways that stockholders have to register their displeasure with Company performance, and to measure whether the Board get that message.

https://www.sec.gov/Archives/edgar/data/1501756/000114036121012843/nt10022735x7_defc14a.htm
1 "Gilead boss' $19M compensation amounted to a monster cut," San Francisco Business Times, April 5, 2021.

Skyrocketing Director Compensation

Non-employee director compensation has increased from $1.3M during 2018 to a staggering $6.2M in 2020! You may consider that a big increase in a very short time, especially when measured against performance and the steps many corporations have taken to moderate conspicuous compensation in the midst of a worldwide pandemic. Stockholders can draw their own conclusions.



Non-Employee Director Compensation

By comparison, 2020 non-employee director compensation at Pfizer (market cap: ~$220B) was $4.6M

Source: Company Filings

The Company's Nominees Do Not Measure Up

SAVE ADVERUM

Dawn Svoronos
Board Member



- × No gene therapy experience
- × No ophthalmology experience
- × No drug development experience
- × Does not hold a degree in the biological sciences
- × **Over boarded**: Currently serves on five boards including Adverum (Global Blood Therapeutics, Inc., PTC Therapeutics, Inc., Theratechnologies Inc. and Xenon Pharmaceuticals, Inc.)

Reed V. Tuckson, M.D.
Board Member



- × No gene therapy experience
- × No ophthalmology experience
- × No drug development experience
- × **Over boarded**: Currently serves on five boards including Adverum (CTI BioPharma Corp., Alliance for Health Policy, Project Sunshine, on the Advisory Board of the National Institutes of Health Clinical Center and on several committees of the National Academy of Medicine)

Thomas Woiwode, Ph.D.
Board Member



- × He is a representative of Versant Ventures IV, a venture fund. Versant distributed 2 million Adverum shares on December 14, 2020; 5 million shares remains to be distributed
- × Adverum told Sonic on March 16, 2021 that Dr. Woiwode was not going to be re-nominated. Adverum re-nominates Dr. Woiwode on March 17, 2021
- × **Over boarded**: Currently serves on four public company boards including Adverum, Aligos Therapeutics, Inc., Gritstone Oncology, Inc.. Passage Bio, Inc., as well as five private company Boards.[1]

1: Source: https://www.versantventures.com/team/tom-woiwode-phd

A Lack of Relevant Experience

		Gene Therapy Experience?	Ophthalmology Experience?	Drug Development Experience?	Truly Independent?
	**Dawn Svoronos**	**NO**	**NO**	**NO**	**NO**
	**Reed V. Tuckson, M.D.**	**NO**	**NO**	**NO**	**NO**
	**Thomas Woiwode, Ph.D.**		**NO**		**NO**

V. Sonic's Independent Nominees



SAVE ADVERUM

Our Highly Qualified Nominees



Jean Bennett, M.D., Ph.D.

- ✓ Extensive Biotechnology and Gene Therapy Experience

- ✓ Brought First Gene Therapy Drug Ever to Market

- ✓ World-Renowned Expert



Jodi Cook, Ph.D.

- ✓ Extensive Biotechnology and Gene Therapy Experience

- ✓ Executive Leadership Experience and Public Company Board Experience

- ✓ Successful Gene Therapy Clinical Trial Execution



Herbert Hughes

- ✓ Extensive Executive Leadership Experience

- ✓ Public Company Board Experience

- ✓ Capital Allocation Experience

SONIC'S THREE INDEPENDENT NOMINEES BRING VASTLY SUPERIOR EXPERIENCE AND EXPERTISE COMPARED TO THE COMPANY'S CANDIDATES

Nominees Possess Qualifications Across Various Relevant Areas to Adverum's Business

	Gene Therapy Experience?	Ophthalmology Experience?	Executive Leadership and/or Capital Allocation Experience?	Drug Development Experience?	Truly Independent?
 Jean Bennett, M.D., Ph.D.	YES	YES		YES	YES
 Jodi Cook, Ph.D.	YES		YES	YES	YES
 Herbert Hughes			YES		YES

Jean Bennett, MD, PhD



Jean Bennett, MD, PhD

❑ Dr. Bennett is Professor of Ophthalmology and Cell and Developmental Biology and a Senior Investigator in the F. M. Kirby Center for Molecular Ophthalmology at the University of Pennsylvania School of Medicine

❑ She is a Senior Investigator at the Center for Cellular and Molecular Therapeutics, The Children's Hospital of Philadelphia (CHOP)

❑ Dr. Bennett's research on gene therapy delivery of RPE65 led to the approval of Luxturna, the first gene therapy for a genetic disease approved by the FDA and the first approved gene therapy worldwide

❑ Dr. Bennett is director of the Center for Advanced Retinal and Ocular Therapeutics at UPenn, co-founder of GenSight Biologics, Spark Therapeutics, and Limelight Bio, and member of the Scientific Advisory Boards at Akouos and Sparing Vision

✓ Extensive Biotechnology and Gene Therapy Experience

✓ Brought First Gene Therapy Drug Ever to Market

✓ World-Renowned Expert

WE BELIEVE THAT DR. BENNETT'S EXTENSIVE EXPERIENCE IN THE GENE THERAPY FIELD, AND HER EXPERIENCE WITH THE BUSINESS AND REGULATORY HURDLES TO DRUG DEVELOPMENT, MAKE HER A VALUABLE ADDITION TO THE BOARD.

Jean Bennett, MD, PhD



Dr. Jean Bennett &
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Win Inaugural $1 Million
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Dr. Jean Bennett & Dr. Katherine High: Sanford Lorraine Cross Award
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Jodi Cook, PhD



Jodi Cook, PhD

✓ Extensive Biotechnology and Gene Therapy Experience

✓ Executive Leadership Experience and Public Company Board Experience

✓ Successful Gene Therapy Clinical Trial Execution

❑ Dr. Cook has extensive experience in gene therapy development from initial research development through commercialization

❑ She served as Head of Gene Therapy Strategy at PTC Therapeutics, Inc from 2018 until 2020. Prior to joining PTC Therapeutics, she was one of the founding members and Chief Operating Officer of Agilis Biotherapeutics, a clinical stage AAV gene therapy company, from 2013 until its acquisition by PTC in 2018. While at Agilis, she led the sale of the company to PTC Therapeutics in a deal that has represented significant value to all parties

❑ Dr. Cook has more than 20 years of senior executive experience in the life-sciences industry and held leadership positions in several successful biotech start-up companies

❑ Prior to her work in industry, Dr. Cook was an Assistant Professor at Arizona State University and The Mayo Clinic, Rochester, MN

❑ Dr. Cook currently serves as a director of Fennec Pharmaceuticals, including as a member of the compensation committee

WE BELIEVE THAT DR. COOK'S EXTENSIVE EXPERIENCE IN THE FIELD OF GENE THERAPY, AND HER VALUABLE INDUSTRY KNOWLEDGE AND EXECUTIVE EXPERIENCE, MAKE HER A POSITIVE ADDITION TO THE BOARD.

Jodi Cook, PhD



Jodi Cook, PhD



" Jodi has been serving as a director of Fennec Pharmaceuticals for the last two years. During her tenure we have worked closely in several important areas such as business development and evaluation of various in-licensing gene therapy programs. What's impressed me the most is her quick understanding of critical issues, while having the relevant scientific, regulatory and managerial experience to draw upon. Importantly her communication style is direct and to the point while everyone at our Board enjoys interacting with her. I believe her candidacy to become a Board member at Adverum would be of great benefit to all stakeholders, as she will hold management accountable, help them minimize clinical execution, regulatory and manufacturing risks for what is a very promising gene therapy program entering Phase 3 trials."

- Rostislav Raykov, CEO, Fennec Pharmaceuticals

" Jodi joined Agilis Biotherapeutics on day one when we started from scratch with a few investors, a modest bank account, and an idea that we could make a difference to patients suffering from rare mono-genetic diseases. She quickly proved to be invaluable as we executed an early pivot to diversify our pipeline and build out our development capabilities. She is a talented operator who understands how to run a business, for whom no task is too big or too small, and whose cheerful yet no-nonsense demeanor enables her to work effectively with other people to get things done. As our Chief operating Officer, she worked closely with our Board and CEO in all aspects of our business, including KOL and patient advocacy group relations, pre-clinical and clinical development of five gene therapy programs, manufacturing, regulatory, capital formation, and, finally, the successful sale of the company to PTC Therapeutics five years after we started the company.

Jodi would be a positive force in the Adverum board room that would benefit management, shareholders and, ultimately, patients. She has extensive domain expertise, operating experience and a can-do attitude that gets results. She is impatient in a good way, and would strive to provide value to management and the company at all turns."

- Houston Hall, Chairman of the Board, Agilis Biotherapeutics 2013-2018



60

Herbert Hughes



Herbert Hughes

- ✓ Extensive Executive Leadership Experience

- ✓ Public Company Board Experience

- ✓ Capital Allocation Experience

- ❑ Mr. Hughes has over 30 years of experience in the financial industry as an advisor and leader of a diverse range of businesses

- ❑ Since March 2017, Mr. Hughes has been the Chief Financial Officer of Wormhole Labs, a technology company in augmented reality and gaming industry and serves on its board of directors

- ❑ He is also a managing director of HHM Capital, a financial institution which provides investment banking and advisory services to ultra-high net worth individuals and families

- ❑ Previously, Mr. Hughes was the Chief Executive Officer of Domino Sands, an oil service business

- ❑ He currently serves on the board of directors of Byrna Technologies, Inc. including as a member of both the compensation and audit committees

WE BELIEVE THAT MR. HUGHES'S EXTENSIVE EXPERIENCE IN FINANCIAL SERVICES AND EXECUTIVE LEADERSHIP, AS WELL AS PRIOR DIRECTOR EXPERIENCE, WILL MAKE HIM A VALUABLE ADDITION TO THE BOARD, AND A COMPELLING COMPLEMENT TO THE MEDICAL AND SCIENTIFIC SKILL SETS OF OUR OTHER NOMINEES.

Herbert Hughes



Since joining the board, Herb's native intelligence and tremendous experience across a broad spectrum of business endeavors has proven to be invaluable. With Herb's help we launched our new flagship product in 2019 quickly started to grow the top line. In 2019 sales eclipsed $900,000 and in 2020, with Herb's help and advice, sales grew to more than $16.5 million. This year, as we project sales of $33 to $38 million we have started to show bottom line profit in large part as a result of the guidance of the Board.

To keep up with the rapid growth, the Company needed to ramp up operations and hire critical C-suite personnel including a CFO, Controller, Director or HR, Chief Supply Chain Officer and Chief Revenue Officer. Working with an outside recruiting firm, Herb spearheaded this effort at the Board level and by year-end, Byrna had filled all critical positions.

As head of the Audit Committee, Herb was responsible for selecting a new auditor, getting the "Going Concern" opinion removed and implementing a risk management process at the Board level. Perhaps most importantly, this last quarter was the first on-time SEC quarterly filing in the Company's history.

I heartily recommend Mr. Hughes as a Board member. He has been of critical help to me as I work to transform Byrna and I am sure he would be an asset to whatever company he is involved with. Please feel free to call me if you have questions.

Best regards,

Bryan Ganz, CEO Byrna Technologies Inc.



VII. The Path Forward



SAVE ADVERUM

Adverum's Opportunity

Improved Board assesses the current situation at Adverum and sets strategic course

Seriously address the long-ignored issue of ocular inflammation in a scientifically credible manner

Develop a prudent fiscal plan to minimize the damage caused by undisciplined capital raises and rampant stockholder dilution

Restore investor trust and create value

Contacts



Investors

John Ferguson
Saratoga Proxy Consulting LLC
(212) 257-1311
Info@saratogaproxy.com

Media

Joe Germani / Sarah Braunstein
Sloane & Company
jgermani@sloanepr.com /
sbraunstein@sloanepr.com

SAVE ADVERUM